Exhibit 21.1
EQT Exeter Real Estate Income Trust, Inc. Subsidiaries

Subsidiary	Jurisdiction of Formation
EQT Exeter REIT Operating Partnership LP	Delaware
EQRT 110 Southeast Inner Loop GP, LLC	Delaware
EQRT 110 Southeast Inner Loop, L.P.	Delaware